Exhibit 99.1

MEDIA RELEASE
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Besra misses filing deadline; applies for MCTO

Toronto, Canada: 9 October 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) announces that, further to its news release of 17 September 2014, it has failed to file its annual filings within the required deadline.

Besra's audited annual financial statements for the year ended 30 June 2014, including the related management discussion and analysis, and chief executive officer and chief financial officer certifications, were not filed by the required filing deadline of 29 September 2014. Due to its previously disclosed financial difficulties, Besra has been unable to engage its external auditors to perform the required audit of its annual financial statements.

As announced in a separate news release issued today, the Company has entered into an investment agreement with George Molyviatis that will see between CAD$10 and $15 million injected into the company by 17 December 2014. A portion of the funds from the investment transaction will be applied towards rectifying the Company’s filing default as soon as possible. Based on discussions with its auditors, the Filer believes that from the time of engagement of the auditors, it will take approximately 70 days to audit and file the annual financial statements and related filings.

The company has filed an application with the Ontario Securities Commission (OSC), as its principal regulator, for a management cease trade order, in accordance with National Policy 12-203 -- Cease Trade Orders For Continuous Disclosure Defaults (NP 12-203). If approved, this application would give the company extra time to complete its financing, engage its auditors, complete the audit and file its annual financials without a full cease trade order being issued.

Until the annual financial filings have been filed, the company intends to continue to satisfy the provisions of the alternative information guidelines under Policy Statement 12-203 by issuing default status reports every two weeks in the form of further press releases, which will also be filed on SEDAR.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such

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MEDIA RELEASE
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forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com

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